Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002
713-860-2500
Fax:  713-860-2640

November 5, 2009

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-4628

Re:          Genesis Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 7, 2009
File No. 001-12295

Dear Mr. Schwall:

We are in receipt of your letter dated October 28, 2009 regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced filings.  As discussed in our telephone conversation with Parker Morrill on November 4, 2009, we respectfully request an extension of time to respond to your letter due to our current focus on the preparation and filing of our Form 10-Q for the third quarter of 2009 and the approaching Thanksgiving holidays.  We plan to provide you with our response no later than December 2, 2009.  Thank you for your consideration.

Very truly yours,

/s/  Robert V. Deere
Chief Financial Officer